FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of April 4, 2025

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a- 16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Notice of the Annual General Meeting of Shareholders and on an Extraordinary General Meeting of Shareholders to be held on 6th May 2025 and the Shareholder Meeting Brochure and Proxy Statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2025

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Tenaris S.A.

Société Anonyme

26, Boulevard Royal, 4th Floor.

L-2449 Luxembourg

RCS Luxembourg B 85 203

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS AND OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

to be held in Luxembourg on 6th May 2025

Notice is hereby given to holders of ordinary shares of Tenaris S.A. (the “Company”) that the Annual General Meeting of Shareholders of the Company will be held on 6th May 2025, at 10:00 (Central European Time) and that an Extraordinary General Meeting of Shareholders of the Company will be held immediately after the adjournment of the Annual General Meeting of Shareholders. Both meetings (the “Meetings”) will be held at the Company’s registered office located at 26, Boulevard Royal, 4th Floor, L-2449 Luxembourg, Grand-Duchy of Luxembourg.

At the Annual General Meeting of Shareholders, shareholders will vote on the items listed below under the heading “Agenda for the Annual General Meeting of Shareholders”. At the Extraordinary General Meeting of Shareholders, shareholders will vote on the items listed below under the heading “Agenda for the Extraordinary General Meeting of Shareholders”.

Agenda for the Annual General Meeting of Shareholders

1.	Consideration of the Company’s consolidated annual report for the year ended 31st December 2024, which includes the consolidated management report containing the financial and non-financial information required by applicable law; the related management certifications on the Company’s consolidated financial statements as of and for the year ended 31st December 2024, and on the annual accounts as at 31st December 2024; and the external auditors’ reports on such consolidated financial statements and annual accounts.

2.	Approval of the Company’s consolidated financial statements as of and for the year ended 31st December 2024.

3.	Approval of the Company’s annual accounts as at 31st December 2024.

4.	Allocation of results and approval of dividend payment for the year ended 31st December 2024.

5.	Discharge of the members of the Board of Directors for the exercise of their mandate throughout the year ended 31st December 2024.

6.	Election of the members of the Board of Directors.

7.	Approval of the compensation payable to the members of the Board of Directors for the year ending 31st December 2025.

8.	Approval of the Company’s compensation report for the year ended 31st December 2024.

9.	Appointment of the Company´s statutory auditors for the fiscal year ending 31st December 2025, and approval of their fees.

10.	Authorization to the Company, or any subsidiary, to purchase, acquire or receive securities of the Company, in accordance with Article 49-2 of the Luxembourg law of 10 August 1915 and with applicable laws and regulations.

11.	Authorization to the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders, by such electronic means as is permitted by any applicable laws or regulations.

Agenda for the Extraordinary General Meeting of Shareholders

1.	Approval of (a) the cancellation of 90,762,598 ordinary shares held in treasury, acquired by the Company throughout (i) the second, third and fourth tranches of the share buyback program, which ran from 6th November 2023 to 2nd August 2024, and (ii) the follow-on share buyback program, which ran from 11th November 2024 to 4th March 2025, and (b) consequential reduction of the issued share capital of the Company by an amount of US$ 90,762,598 so as to bring it from its current amount of US$1,162,757,528 to US$ 1,071,994,930, represented by 1,071,994,930 ordinary shares with a nominal value of US$1.00 per share.

2.	Decision on the renewal of the authorized share capital of the Company and related authorizations and waivers by:

a.	the renewal of the validity period of the Company’s authorized share capital for a period starting on the date of the Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the Recueil électronique des sociétés et associations (RESA) of the deed recording the minutes of such meeting;

b.	the renewal of the authorization to the board of directors, or any delegate (s) duly appointed by the board of directors, for a period starting on the date of the Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the RESA of the deed recording the minutes of such meeting, from time to time to issue shares within the limits of the authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the board of directors or its delegate (s) may in its or their discretion resolve;

c.	the renewal of the authorization to the board of directors, for a period starting on the date of the Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the RESA of the deed recording the minutes of such meeting, to waive, suppress or limit any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital; waiver of any pre-emptive subscription rights provided for by law and related procedures;

d.	the decision that any issuance of shares for cash within the limits of the authorized share capital shall be subject by provision of the Company’s articles of association to the pre-emptive subscription rights of the then existing shareholders, except in the following cases (in which cases no pre-emptive rights shall apply):

i.	any issuance of shares (including, without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares) against a contribution other than in cash; and

ii.	any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries, or its affiliates (collectively, the “Beneficiaries”), including without limitation the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the Board of Directors shall be authorized to issue upon such terms and conditions as it deems fit); and

e.	the acknowledgement and approval of the report of the Board of Directors in relation with the authorized share capital and the proposed authorizations to the Board of Directors with respect to any issuance of shares within the authorized share capital while suppressing any pre-emptive subscription rights of existing shareholders under law and related waiver.

3.	The amendment of article 5 “Share Capital” of the Company’s articles of association to reflect the resolutions on items 1 and 2 of the agenda.

Meetings: vote requirements

Resolutions at the Annual General Meeting of Shareholders will be passed by the simple majority of the votes validly cast, irrespective of the number of shares present or represented.

The Extraordinary General Meeting of Shareholders may not validly deliberate on the proposed amendment of the Company’s articles of association unless at least half of the issued share capital is represented, unless otherwise provided for by applicable law. If the required quorum is not reached at the first Extraordinary General Meeting of Shareholders, a second Extraordinary General Meeting of Shareholders may be convened in accordance with the Company’s articles of association and applicable law and such second Extraordinary General Meeting of Shareholders shall validly deliberate regardless of the number of shares represented. Resolutions at the Extraordinary General Meeting of Shareholders shall be adopted by a two-thirds majority of the votes validly cast, unless otherwise provided for by applicable law.

Holders of Shares: procedures for attending and voting at the Meetings

In accordance with the Luxembourg Law of 24 May 2011 on the exercise of certain rights of shareholders in general meetings of listed companies, as amended (the “Shareholders’ Rights Law”), the right to attend, speak and vote at the Meetings is restricted to those shareholders who are holders of shares of the Company on 22nd April 2025 at 24:00 (midnight), Central European Time (the “Shareholders’ Record Time”).

Shareholders will only be entitled to attend and/or to vote (personally or by proxy) at one or both Meetings in respect of those shares of the Company which each shareholder duly evidences to hold at the Shareholders’ Record Time. Any changes to a shareholder’s holding of shares after the Shareholders’ Record Time shall be disregarded for purposes of determining the right of such shareholder to attend and/or to vote (personally or by proxy) at the Meetings.

Set out below are instructions on how to attend and/or vote (personally or by proxy) at one or both Meetings.

If you are a holder of shares of the Company on the Shareholders’ Record Time and you wish to attend and/or vote (personally or by proxy) at the Meetings, you must complete and return to the Company:

i.	the Intention to Participate Form, if you wish to attend the Meetings; and/or

ii.	the AGMS/EGMS Proxy Form, if you wish to vote by proxy at the Meetings.

Shareholders wishing to attend one or both Meetings must complete and return to the Company the Intention to Participate Form. The Intention to Participate Form must be received by the Company, properly completed and signed, ON OR BEFORE 22nd APRIL 2025 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME (i.e., THE SHAREHOLDERS’ RECORD TIME). Shareholders who have timely submitted the Intention to Participate Form may elect either to (i) attend one or both Meetings and vote in person (in which case the shareholder is not required to submit the AGMS/EGMS Proxy Form), or (ii) have a proxy holder attend one or both Meetings in person and vote by proxy, in which case shareholders must also submit (in addition to the Intention to Participate Form) the AGMS/EGMS Proxy Form as soon as possible and, in any event, must be received by the Company ON OR BEFORE 28th APRIL 2025 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME. Please note that in the event that the Company does not receive the Intention to Participate Form and, if applicable, the AGMS/EGMS Proxy Form, properly completed and signed, by the dates indicated above, such shareholder will not be able to participate or vote (neither in person nor by proxy) at the Meetings. Shareholders and proxy holders attending the Meetings in person will be required to identify themselves at the Meetings with a valid official identification document (e.g., identity card or passport). In the event of shares registered to the name of a corporation or any other legal entity, individuals representing such corporation or legal entity who wish to attend the Meetings in person and vote at the Meetings on behalf of such legal entity, must submit –in addition to the Intention to Participate Form and the AGMS/EGMS Proxy Form, as indicated above- a legal evidence of their authority to represent the shareholder at the Meetings (such as a general or special power-of-attorney or any other proper document) issued by the such legal entity (the “Power of Attorney”). A copy of the Power of Attorney must be received by the Company on or before 28th APRIL 2025 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME.

Shareholders who do not wish to attend the Meetings but nonetheless wish to vote by proxy at one or both Meetings must only complete and return to the Company the AGMS/EGMS Proxy Form (and do not need to submit the Intention to Participate Form nor a Power of Attorney), which must be received by the Company ON OR BEFORE 22nd APRIL 2025 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME (i.e., THE SHAREHOLDERS’ RECORD TIME). Please note that in the event that the Company does not receive the AGMS/EGMS Proxy Form, properly completed and signed, by the date indicated above, such shareholder will not be able to vote (neither in person nor by proxy) at any Meeting.

In addition, any shareholder wishing to attend and/or vote (personally or by proxy) at one or both Meetings is required to provide reasonably satisfactory evidence to the Company (prior to the Meetings) as to the number of shares of the Company held by such shareholder on the Shareholders’ Record Time. Such evidence of shareholding must be provided by means of a certificate issued by each shareholder’s bank or stockbroker, which must include at least the shareholder’s name, the shareholder’s registered office/address, the number of shares held by the shareholder on the Shareholders’ Record Time, the stock exchange on which the shareholder’s shares trade and signature of the relevant shareholder’s bank or stockbroker (the “Certificate of Shareholding”). The Certificate of Shareholding must be delivered to the Company as soon as possible and in any event must be received by the Company ON OR BEFORE 28th APRIL 2025 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME.

In compliance with the Shareholders’ Rights Law and other applicable laws and regulations, this convening notice (which contains the agendas for the Meetings and the procedures for attending and/or voting at the Meetings), the total number of shares of the Company and voting rights as of the date of this notice, the Shareholder Meeting Brochure and Proxy Statement (which contains reports on each item of the agendas for the Meetings and draft resolutions proposed to be adopted at the Meetings), the Company’s 2024 consolidated annual report (which includes the consolidated management report containing the financial and non-financial information required by applicable law, the Company’s consolidated financial statements as of and for the year ended 31st December 2024, and the Company’s annual accounts as at 31st December 2024, together with the external auditors’ reports and certifications), the 2024 Compensation Report, the report of the Company’s board of directors in connection with the proposed waiver of, suppression of, and authorization to suppress or limit, pre-emptive subscription rights by the existing shareholders, the proposed amendments to the Company’s articles of association, the Intention to Participate Form, the AGMS/EGMS Proxy Form and the model Certificate of Shareholding, required to be submitted to the Company for purposes of participating and/or voting at the Meetings, are available to shareholders as of the date of this notice, and may be obtained free of charge from the Company’s website at ir.tenaris.com/corporate-governance/annual-general-meeting or at the Company’s registered office in Luxembourg. In addition, shareholders registered in the Company’s registry may obtain electronic copies of these documents free of charge by sending an electronic message to the following electronic addresses: investors@tenaris.com and fgbettiol@tenaris.com.

The Intention to Participate Form and, if applicable, the Power of Attorney (if you wish to attend the Meetings), the AGMS/EGMS Proxy Form (if you wish to be represented and vote by proxy at the Meetings) and the Certificate of Shareholding must be received by the Company, properly completed and signed, by the dates indicated above, at any of the following postal addresses, or by electronic message to the following electronic addresses: investors@tenaris.com and fgbettiol@tenaris.com.

Luxembourg:

26, Boulevard Royal, 4th Floor,

L-2449 Luxembourg

Attn: Ana María Grandes Muñoz and/or Lavinia Brege

Italy:

c/o Dalmine S.p.A.

Piazza Caduti 6 luglio 1944 n. 1 24044

Dalmine (BG)

Attn: Marco Maria Domenico Tajana and/or Francesco Giuseppe Bettiol

Mexico:

c/o Tubos de Acero de México, S.A.

Campos Elíseos 400-Piso 17

Col. Chapultepec Polanco

11560 Ciudad de México

Attn: Ulises Martínez Martínez and/or Carol B. Clemente Bejarano

In the case of shares held through fungible securities accounts in Mexico, the Certificate of Shareholding must be issued by S.D. Indeval Institución para el Depósito de Valores S.A. de C.V. (Paseo de la Reforma #255, 3er. piso Col. Cuauhtémoc, Mexico City) in accordance with applicable regulation.

The AGMS/EGMS Proxy Form will only be valid if it includes the shareholder’s name, registered office/address and signature and, in the event of shares owned by a corporation or any other legal entity, the name, registered office/address and signature of the individual (s) representing such corporation or other legal entity. Incomplete or erroneous AGMS/EGMS Proxy Forms or AGMS/EGMS Proxy Forms THAT are not timely delivered or do not satisfy the required formalities will be discarded and the underlying shares WILL not be voted at the Meetings.

A shareholder’s proxy holder shall enjoy the same rights to speak and ask questions at the Meetings as those afforded to the respective shareholder. Pursuant to the Shareholders’ Rights Law, irrespective of the number of shares held, a shareholder may appoint only one proxy holder to represent such shareholder at the Meetings, except that:

(i)	if a shareholder holds shares of the Company through more than one securities account, such shareholder may appoint one proxy holder for each securities account; and

(ii)	a shareholder acting professionally for the account of a natural person or legal entity may appoint such natural person or legal entity, or any other third party designated by them, as proxy holder.

A person acting as shareholder’s proxy holder may represent one or more shareholders. In the event a person represents more than one shareholder, such proxy holder may vote the shares of the represented shareholders differently, in accordance with the instructions given to such proxy holder by each shareholder such person represents.

Each share is indivisible for purposes of attending and voting at the Meetings. Co-owners of shares, beneficiaries and bare-owners of shares, and pledgors and pledgees of pledged shares must be represented by one single person at the Meetings.

In accordance with the Shareholders’ Rights Law, shareholders holding, individually or collectively, at least five per cent (5%) of the issued shares of the Company have the right to (a) include items on the agenda for the Meetings; and (b) propose draft resolutions for the items included or to be included on the agenda for the Meetings. To exercise such rights, shareholders holding, individually or collectively, at least five per cent (5%) of the issued shares of the Company, must submit a written request to the Company on or before 14th April 2025, to any of the postal addresses of the Company indicated above, or by sending an electronic message to the following electronic addresses: investors@tenaris.com and fgbettiol@tenaris.com. The request must be accompanied by a justification or a draft resolution proposed to be adopted in the Meetings and must include the postal or electronic address at which the Company can acknowledge receipt of such request. Requests which are not timely delivered or do not satisfy the required formalities will be discarded and the proposals included in such requests shall not be included in the agenda for the Meetings.

In accordance with the Shareholders’ Rights Law, shareholders (or their proxy holders) will have the right to ask questions at the Meetings on the items of the agendas for the Meetings. The right to ask questions, and the Company’s duty to answer any such questions, are subject to the procedures adopted by the Company to ensure the proper identification of shareholders (and their proxy holders), the good order of the Meetings, as well as the protection of confidentiality of the Company’s business and the safeguarding of the Company’s corporate interests.

Holders of ADRs: procedures for voting at the Meetings

Holders of American Depositary Receipts (“ADRs”) as of 22nd April 2025 (the “ADR Holders’ Record Date”) are entitled to instruct DEUTSCHE BANK TRUST COMPANY AMERICAS, as Depositary (the “Depositary”), as to the exercise of the voting rights in respect of the Company’s shares underlying such holder’s ADRs. Only those ADR holders of record as of the ADR Holders’ Record Date will be entitled to provide the Depositary with voting instructions.

Proxy materials will be available to ADR holders as of the date of this notice on the Company’s website at ir.tenaris.com/corporate-governance/annual-general-meeting. Voting instructions and voting cards will be sent to ADR holders by the Depositary. Eligible ADR holders who wish to give voting instructions in respect of the shares underlying ADRs must follow the instructions and meet the deadlines set forth in such voting instructions and voting cards.

In accordance with the Luxembourg law of 11 January 2008 on transparency obligations for issuers of securities, as amended, each shareholder of the Company must notify the Company and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF) on an ongoing basis whenever the proportion of the Company’s voting rights held or controlled by such shareholder (or shareholders acting in concert) reaches, exceeds or falls below any of the following thresholds: 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% and 66 2/3%. Any such notification shall be made as indicated in the Company’s website at tenaris.com/en/sustainability/governance-and-ethics/ and in accordance with CSSF regulations. Failure to make such notification will cause the suspension of the exercise of voting rights relating to the shares exceeding the proportion that should have been notified.

On 4th April 2025, the Company had a total issued share capital of US$ 1,162,757,528, represented by 1,162,757,528 shares, each share carrying one vote.

Cecilia Bilesio

Secretary of the Board of Directors

4th April 2025

Luxembourg

Tenaris S.A.

Société Anonyme

26, Boulevard Royal, 4th Floor

L-2449 Luxembourg

RCS Luxembourg B 85 203

Dear Tenaris Shareholder and ADR Holder,

I am pleased to invite you to attend the Annual General Meeting of Shareholders and an Extraordinary General Meeting of Shareholders of Tenaris S.A. (the “Company”), both to be held on Tuesday 6th May 2025, at the Company’s registered office located at 26, Boulevard Royal, 4th Floor, L-2449 Luxembourg, Grand-Duchy of Luxembourg (the “Meetings”). The Annual General Meeting of Shareholders will begin at 10:00 (Central European time) and the Extraordinary General Meeting of Shareholders will be held immediately after the adjournment of the Annual General Meeting of Shareholders.

At the Annual General Meeting of Shareholders, you will be able to consider or vote on various matters, including the Company’s 2024 consolidated annual report, the Company’s consolidated financial statements and annual accounts, the allocation of results and dividends payment, the composition and compensation of the Company’s board of directors, the 2024 compensation report, and the appointment of the Company’s statutory auditor for the year 2025 and related fees. Subsequently, the Extraordinary General Meeting of Shareholders will vote on the cancellation of shares held in treasury and the consequential reduction of the Company’s issued share capital, the renewal of the authorized share capital of the Company and related authorization and waivers, and the consequential amendment to the articles of association.

The convening notice of the Meetings (which contains the agenda for the Meetings and the procedures for attending and/or voting at one or both Meetings), this Shareholder Meeting Brochure and Proxy Statement, the forms required for purposes of participating and/or voting at one or both Meetings, as well as all the reports and all other information required to be submitted to shareholders in connection with the Meetings are available to shareholders as of the date of the convening notice, and may be obtained free of charge from the Company’s website at ir.tenaris.com/corporate-governance/annual-general-meeting or at the Company’s registered office in Luxembourg. In addition, shareholders registered in the Company’s registry can obtain electronic copies of these documents free of charge by sending an electronic message to the following electronic addresses: investors@tenaris.com and fgbettiol@tenaris.com.

I believe that stakeholder participation and long-term engagement is key to the success of every company. Even if you only own a few shares or ADRs, I hope that you will exercise your right to vote or instruct voting at one or both Meetings. If you are a holder of shares on 22nd April 2025, at 24:00 (midnight), Central European Time, you can attend and/or vote, personally or by proxy, at one or both Meetings. If you are a holder of ADRs, please see the letter from Deutsche Bank Trust Company Americas, the depositary bank, or contact your broker/custodian, for instructions on how to exercise the voting rights in respect of the shares underlying your ADRs.

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Please note the requirements you must satisfy to attend and/or vote your shares or ADRs at one or both the Meetings.

Yours sincerely,

Paolo Rocca

Chairman and Chief Executive Officer

4th April 2025

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April 04, 2025

Tenaris SA

Please be advised of the following Final Depositary's Notice of Annual & Extraordinary General Meetings of Shareholders:

Depositary Receipt Information

CUSIP:	88031M109	(DTC Eligible)	ADS ISIN:	US88031M1099

Country of Incorporation:	Luxembourg

Meeting Details:	Annual General Meetings of Shareholders and Extraordinary General Meetings of Shareholders currently scheduled for May 6, 2025

Distribution Date:	March 28, 2025

ADS Record Date	April 22, 2025

Voting Deadline:	April 29, 2025 at 1:00 PM EST (Eastern Standard Time)

Meeting Date:	May 06, 2025 starting at 10:00 AM (Central European Time)

Meeting Agenda	The Company's Notice of Meeting, including the Agenda, is available at the Company’s website: http://www.tenaris.com

Ratio (ORD:ADS):	2 : 1

Deutsche Bank Trust Company Americas, as depositary (the "Depositary") for the American Depositary Share ("ADS") program of Tenaris S.A. (the "Company") has received notice from the Company of an Annual General Meeting of Shareholders and of an Extraordinary General Meeting of Shareholders (the "Meetings") currently scheduled on the date set forth above. A copy of the notice of the Meetings is available on the Company's website at ir.tenaris.com/corporate-governance/annual-general-meeting.

In accordance with the provisions of the Amended and Restated Deposit Agreement, dated as of March 13, 2013, among the Company, the Depositary, and all registered owners ("Owners") and holders from time to time of ADSs issued thereunder (the "Deposit Agreement"), Owners of ADSs representing ordinary shares of the Company ("Shares"), at the close of business (Eastern Standard Time) on the ADS Record Date set forth above, will be entitled, subject to any applicable provision of Luxembourg law, the Company's articles of association and the provisions governing the Shares, to instruct the Depositary as to the exercise of the voting rights pertaining to the number of Shares represented by their respective ADSs. A voting instruction form is enclosed for that purpose.

Although the Company has instructed the Depositary to mail voting instruction materials to Owners of record at the Distribution Date set forth above, voting instructions will only be accepted and counted for positions held by those Owners on the ADS Record Date set forth above. Voting instructions must be received by the Depositary on or before the Voting Deadline set forth above. Owners are advised that if the number of ADSs held by an Owner on the ADS Record Date set forth above differs from that on the Distribution Date, the Depositary will only apply such voting instructions to those ADSs held by such Owner on the ADS Record Date. Owners on the ADS Record Date that were not Owners on the Distribution Date may only be able to provide voting instructions electronically.

Note that Owners may only provide voting instructions on particular agenda items in respect of all of their ADSs and may not split voting instructions on a particular agenda item.

With respect to any voting instructions received by the Depositary on or prior to the Voting Deadline set forth above, the Depositary shall endeavor, insofar as practicable, to vote or cause to be voted the number of Shares represented by the ADSs in accordance with such voting instructions.

Owners are advised that, pursuant to the provisions of the Deposit Agreement, if voting instructions are not timely received by the Depositary from an Owner on or before the Voting Deadline set forth above with respect to the Shares represented by such Owner's ADS on the ADS Record Date, in accordance with the provisions of the Deposit Agreement a proxy will be provided to a person designated by the Company with respect to the Shares, to vote that amount of Shares in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote Shares on any issue in accordance with the majority shareholders' vote on that issue) as determined by such appointed proxy, except that such instruction shall not be deemed to have been given and the Depositary shall not give a proxy with respect to any matter as to which the Company informs the Depositary that (x) the Company does not wish to receive such proxy, (y) the Company has knowledge that substantial opposition exists with respect to the action to be taken at the meeting or (z) the matter materially and adversely affects the rights of holders of Shares. The Depositary shall have no obligation to notify Owners if it should receive any such notification from the Company. The Company has instructed us that the appointed proxy will vote in the manner stated in the Company's shareholder meeting brochure and proxy statement.

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Any Owner entitled to provide the Depositary with voting instructions in respect of the Shares underlying its ADSs, is also entitled to revoke any instructions previously given to the Depositary by filing with the Depositary a written revocation or submitting new instructions on a later date, in each case, at any time prior to the above referred Voting Deadline. No instructions, revocations or revisions thereof shall be accepted by the Depositary after such Voting Deadline.

The Company has also instructed the Depositary to notify Owners that the convening notice, the Shareholder Meetings Brochure and Proxy Statement (which contains reports on each item of the agendas for the Meetings and draft resolutions proposed to be adopted at the Meetings), the Company's 2024 annual report (which contains the consolidated management report containing the financial and non-financial information required by applicable law, the Company's consolidated financial statements as of and for the year ended December 31, 2024, and the Company's annual accounts as at December 31, 2024, together with the external auditors' reports and certifications), the Company's 2024 Compensation Report, the report of the Company's board of directors in connection with the proposed waiver of, suppression of, and authorization to suppress or limit, pre-emptive subscription rights by the existing shareholders, the proposed amendments to the Company's articles of association, are available to Owners as of the date of the convening notice, and may be obtained free of charge from the Company's website at ir.tenaris.com/corporate-governance/annual-general-meeting.

Note: Subject to the below, voting instructions will only be counted for those ADSs held on the ADS Record Date, although voting materials may have been received with respect to the distribution date used for the initial mailing.

Owners on the ADS Record Date that were not Owners on the Distribution Date will receive voting materials promptly after the ADS Record Date, however due to the narrow timeframe between the ADS Record Date and the Voting Deadline, such Owners may only provide voting instructions through electronic means (internet/phone).

Please note that persons beneficially holding ADSs through a bank, broker or other nominee that wish to provide voting instructions with respect to the securities represented by such ADSs must follow the voting instruction requirements of, and adhere to the deadlines set by, such bank, broker or other nominee. Such requirements and deadlines may differ from those set forth herein for registered holders of ADSs.

Holders and persons and/or entities having a beneficial interest in any ADS (“Beneficial Owners”) are advised that (a) the Depositary has not reviewed the Company's website or any of the items thereon, and is not liable for the contents thereof, (b) neither the Depositary nor any of its affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information contained in any document prepared by the Company or on the Company's website and neither the Depositary nor any of its affiliates are or shall be liable or responsible for any information contained therein or thereon, (c) there can be no assurance that Holders or Beneficial Owners generally or any Holder or Beneficial Owner in particular will receive this notice with sufficient time to enable the Holder to return voting instructions to the Depositary in a timely manner, and (d) the Depositary and its agents shall not be liable for any failure (provided that any such action or nonaction is in good faith and without the Depositary's and/or its agent gross negligence and willful misconduct) to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any vote is cast or the effect of any vote.

For further information, please contact:

Depositary Receipts

Phone: (866) 249 2593

adr@equiniti.com

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Tenaris S.A.

Société Anonyme

26, Boulevard Royal, 4th Floor

L-2449 Luxembourg

RCS Luxembourg B 85 203

Shareholder Meeting Brochure and Proxy Statement

Annual General Meeting of Shareholders and Extraordinary General Meeting of Shareholders to be held on 6th May 2025

This Shareholder Meeting Brochure and Proxy Statement is furnished by Tenaris S.A. (the “Company”) in connection with the Annual General Meeting of Shareholders of the Company and an Extraordinary General Meeting of Shareholders of the Company (the “Meetings”), both to be held on 6th May 2025 at the Company’s registered office located at 26, Boulevard Royal, 4th Floor, L-2449 Luxembourg, Grand-Duchy of Luxembourg, for the purposes set forth in the convening notice of the Meetings (the “Notice”). The Annual General Meeting of Shareholders will begin at 10:00 (Central European Time) and the Extraordinary General Meeting of Shareholders will be held immediately after the adjournment of the Annual General Meeting of Shareholders.

The Meetings have been convened by the Notice, which contains the agenda for the Meetings and the procedures for attending and/or voting at the Meetings. The Notice has been published in Luxembourg and, where applicable, in the markets where the shares of the Company, or other securities representing shares of the Company, are listed. A copy of the Notice may be obtained free of charge from the Company’s website at ir.tenaris.com/corporate-governance/annual-general-meeting or at the Company’s registered office in Luxembourg. In addition, shareholders registered in the Company’s registry can obtain electronic copies of these documents free of charge by sending an electronic message to the following electronic addresses: investors@tenaris.com and fgbettiol@tenaris.com.

As of the date hereof, there are 1,162,757,5281 issued ordinary shares, US$1 par value each, of the Company (the “Shares”), including the Shares deposited with various agents (the “Deposited Shares”) for DEUTSCHE BANK TRUST COMPANY AMERICAS, as depositary (the “Depositary”), under the Amended and Restated Deposit Agreement, dated as of 13th March 2013, among the Company, the Depositary and all registered owners and holders from time to time of American Depositary Receipts (the “ADRs”) issued thereunder. The Deposited Shares are represented by American Depositary Shares, which are evidenced by the ADRs (one ADR equals two Deposited Shares). Each Share entitles the holder thereof to one vote at general meetings of shareholders of the Company.

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1 Includes treasury Shares repurchased by the Company under its share buyback programs.

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In accordance with the Luxembourg law of 11 January 2008, as amended and supplemented, on transparency obligations for issuers of securities (the “Transparency Law”), each shareholder of the Company must notify the Company and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF) on an ongoing basis whenever the proportion of the Company’s voting rights held or controlled by such shareholder (or shareholders acting in concert) reaches, exceeds or falls below any of the following thresholds: 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% and 66 2/3%. Any such notification shall be made as indicated in the Company’s website at tenaris.com/en/sustainability/governance-and-ethics/ and in accordance with CSSF regulations. Failure to make such notification will cause the suspension of the exercise of voting rights relating to the Shares exceeding the proportion that should have been notified.

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Holders of Shares: procedures for attending and voting at one or both Meetings.

In accordance with the Luxembourg law of 24 May 2011, on the exercise of certain rights of shareholders in general meetings of listed companies (as amended by the Luxemburg Law of 1 August 2019, which transposed into domestic law the provisions of the EU Directive 2017/828 of the European Parliament and of the Council of 17 May 2017 regarding the encouragement of long-term shareholder engagement in listed companies within the Member States of the European Union) (the “Shareholders’ Rights Law”), the right to attend, speak and vote at one or both Meetings is restricted to those shareholders who are holders of Shares on 22nd April 2025 at 24:00 (midnight), Central European Time (the “Shareholders’ Record Time”).

Shareholders will only be entitled to attend and/or to vote (personally or by proxy) at one or both Meetings in respect of those Shares which each shareholder duly evidences to hold at the Shareholders’ Record Time. Any changes to a shareholder’s holding of Shares after the Shareholders’ Record Time shall be disregarded for purposes of determining the right of such shareholder to attend and/or to vote (personally or by proxy) at one or both Meetings.

If you are a holder of Shares on the Shareholders’ Record Time and you wish to attend and/or vote (personally or by proxy) at one or both Meetings, you must complete and return to the Company:

i.       the Intention to Participate Form, if you wish to attend one or both Meetings; and/or

ii.       the AGMS/EGMS Proxy Form, if you wish to vote by proxy at one or both Meetings.

Shareholders wishing to attend one or both Meetings in person must complete and return to the Company the Intention to Participate Form. The Intention to Participate Form must be received by the Company, properly completed and signed, on or before the Shareholders’ Record Time. Shareholders who have timely submitted the Intention to Participate Form, may elect either to (i) attend one or both Meetings and vote in person (in which case shareholders are not required to submit the AGMS/EGMS Proxy Form), or (ii) have a proxy holder attend to one or both Meetings in person and vote by proxy, in which case shareholders must also submit (in addition to the Intention to Participate Form) the AGMS/EGMS Proxy Form as soon as possible and, in any event, must be received by the Company on or before 28th April 2025 at 24:00 (midnight), Central European Time. Please note that in the event that the Company does not receive the Intention to Participate Form and, if applicable, the AGMS/EGMS Proxy Form, properly completed and signed, by the dates indicated above, such shareholder will not be able to participate or vote (neither in person nor by proxy) at any Meeting.

A shareholder who does not wish to attend the Meetings but nonetheless wishes to vote by proxy at one or both Meetings must only complete and return to the Company the AGMS/EGMS Proxy Form (and do not need to submit the Intention to Participate Form), which must be received by the Company on or before the Shareholders’ Record Time. In the event that the Company does not receive the AGMS/EGMS Proxy Form, properly completed and signed, by the date indicated above, you will not be able to vote (neither in person nor by proxy) at any Meeting. Shareholders and proxy holders attending one or both Meetings in person, will be required to identify themselves at the Meetings with a valid official identification document (e.g., identity card or passport). In the event of shares registered to the name of a corporation or any other legal entity, individuals representing such corporation or legal entity who wish to attend one or both Meetings in person and vote at one or both Meetings on behalf of such legal entity, must submit -in addition to the Intention to Participate Form and the AGMS/EGMS Proxy Form, as indicated above- a legal evidence of their authority to represent the shareholder at any Meeting (such as a general or special power-of-attorney or any other proper document) issued by the such legal entity (the “Power of Attorney”). A copy of the Power of Attorney must be received by the Company on or before 28th April 2025 at 24:00 (midnight), Central European Time.

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Shareholders who do not wish to attend the Meetings but nonetheless wish to vote by proxy at one or both Meetings must only complete and return to the Company the AGMS/EGMS Proxy Form (and do not need to submit the Intention to Participate Form nor a Power of Attorney) which must be received by the Company on or before the Shareholders’ Record Time. Please note that in the event that the Company does not receive the AGMS/EGMS Proxy Form, properly completed and signed, by the date indicated above, such shareholder will not be able to vote (neither in person nor by proxy) at any Meeting.

In addition, any shareholder wishing to attend and/or vote (personally or by proxy) at one or both Meetings is required to provide reasonably satisfactory evidence to the Company (prior to the Meetings) as to the number of Shares held by such shareholder on the Shareholders’ Record Time. Such evidence of shareholding must include at least: the shareholder’s name, the shareholder’s registered office/address, number of Shares held by the shareholder on the Shareholders’ Record Time, the stock exchange on which the shareholder’s Shares trade and signature of the relevant shareholder’s bank or stockbroker (the “Certificate of Shareholding”). The Certificate of Shareholding must be delivered to the Company as soon as possible and in any event must be received by the Company on or before 28th April 2025 at 24:00 (midnight), Central European Time.

The Intention to Participate Form (if you wish to attend one or both Meetings), the AGMS/EGMS Proxy Form (if you wish to be represented and vote by proxy at one or both Meetings) and the Certificate of Shareholding may be obtained free of charge from the Company’s website at ir.tenaris.com/corporate-governance/annual-general-meeting or at the Company’s registered office in Luxembourg. In addition, shareholders registered in the Company’s registry can obtain electronic copies of these documents free of charge by sending an electronic message to the following electronic addresses: investors@tenaris.com and fgbettiol@tenaris.com.

The forms and certificates must be received by the Company, properly completed and signed, by the dates indicated above, at any of the postal addresses indicated in the Notice, or by electronic message to the following electronic addresses: investors@tenaris.com and fgbettiol@tenaris.com.

A shareholder’s proxy holder shall enjoy the same rights to speak and ask questions at one or both Meetings as those afforded to the respective shareholder. Pursuant to the Shareholders’ Rights Law, irrespective of the number of Shares held, a shareholder may appoint only one proxy holder to represent such shareholder at one or both Meetings, except that:

•	if a shareholder holds Shares through more than one securities account, such shareholder may appoint one proxy holder for each securities account; and

•	a shareholder acting professionally for the account of a natural person or legal entity may appoint such natural person or legal entity, or any other third party designated by them, as proxy holder.

A person acting as shareholder’s proxy holder may represent one or more shareholders. In the event a person represents more than one shareholder, such proxy holder may vote the Shares of the represented shareholders differently, in accordance with the instructions given to such proxy holder by each shareholder such person represents.

Each Share is indivisible for purposes of attending and voting at one or both Meetings. Co-owners of Shares, beneficiaries and bare-owners of Shares, and pledgors and pledgees of pledged Shares must be represented by one single person at one or both Meetings.

A shareholder who has completed and delivered to the Company the AGMS/EGMS Proxy Form, is entitled to, on a later date, (i) revoke such AGMS/EGMS Proxy Form, and/or (ii) replace such AGMS/EGMS Proxy Form with a new AGMS/EGMS Proxy Form, appointing a different proxy holder and/or submitting new voting instructions, in each case, by delivering to the Company a notice of revocation and/or a properly completed and signed replacement AGMS/EGMS Proxy Form, provided, that, in each case, such notice of revocation and/or replacement AGMS/EGMS Proxy Form must be received by the Company by the dates indicated above, at any of the postal addresses indicated in the Notice, or by electronic message to the following electronic addresses: investors@tenaris.com and fgbettiol@tenaris.com. No revocations or replacement of the AGMS/EGMS Proxy Form shall be accepted by the Company if received after such deadlines.

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In accordance with the Shareholders’ Rights Law, shareholders holding, individually or collectively, at least five per cent (5%) of the issued Shares have the right to (a) include items on the agenda for any Meeting; and (b) propose draft resolutions for the items included or to be included on the agenda for any Meeting. To exercise such rights, shareholders holding, individually or collectively, at least five per cent (5%) of the issued Shares, must submit a written request to the Company on or before 14th April 2025, to any of the postal addresses of the Company indicated in the Notice, or by sending an electronic message to the following electronic addresses: investors@tenaris.com and fgbettiol@tenaris.com. The request must be accompanied by a justification or a draft resolution proposed to be adopted in one or both Meetings and must include the postal or electronic address at which the Company can acknowledge receipt of such request. Requests which are not timely delivered or do not satisfy the required formalities will be discarded and the proposals included in such requests shall not be included in the agenda for such Meeting.

In accordance with the Shareholders’ Rights Law, shareholders (or their proxy holders) will have the right to ask questions at one or both Meetings on the items of the agenda for the Meetings. The right to ask questions and the Company’s duty to answer any such questions are subject to the procedures adopted by the Company to ensure the proper identification of shareholders (and their proxy holders), the good order of the Meetings, as well as the protection of confidentiality of the Company’s business and the safeguarding of the Company’s corporate interests.

The Meetings will appoint a chairperson pro tempore to preside the Meetings. The chairperson pro tempore will have broad authority to conduct the Meetings in an orderly and timely manner and to establish behavior rules, including rules for shareholders (or proxy holders) to speak and ask questions at the Meetings.

Holders of ADRs: procedures for voting at one or both Meetings.

Holders of ADRs as of 22nd April 2025 (the “ADR Holders’ Record Date”) are entitled to instruct the Depositary as to the exercise of the voting rights in respect of the Shares underlying such holder’s ADRs. Only those ADR holders of record as of the ADR Holders’ Record Date will be entitled to provide the Depositary with voting instructions.

Any eligible ADR holder who wishes to give voting instructions in respect of the Shares underlying its ADRs must follow the instructions and meet the deadlines set forth in the voting instructions and voting cards. If the Depositary receives proper instructions by 29th April 2025, at 1:00 pm (Eastern Standard Time), with respect to ADR holders giving instructions through a written proxy card, internet or telephone, then the Depositary shall vote, or cause to be voted, the Shares underlying such holder’s ADRs in the manner prescribed by the instructions. However, if by the above referred deadlines, the Depositary receives no instructions from the ADR holder, then the Depositary shall deem such ADR holder to have instructed the Depositary to vote the Shares underlying its ADRs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such underlying Shares on any given issue in accordance with the majority shareholder vote on that issue) and, for these purposes, the Depositary shall issue a proxy to a person appointed by the Company to vote the Shares underlying such holder’s ADRs in favor of any such proposals or recommendations. No instruction shall be deemed given, and no proxy shall be given, with respect to any matter as to which the Company informs the Depositary that (i) it does not wish such proxy to be given, (ii) it has knowledge that substantial opposition exists with respect to the action to be taken at the Meetings, or (iii) the matter materially and adversely affects the rights of the holders of ADRs.

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Any holder of ADRs entitled to provide the Depositary with voting instructions in respect of the Shares underlying its ADRs, is also entitled to revoke any instructions previously given to the Depositary by filing with the Depositary a written revocation or submitting new instructions on a later date, in each case, at any time prior to the above referred deadline. No instructions, revocations or revisions thereof shall be accepted by the Depositary after such deadline.

Holders of ADRs maintaining non-certificated positions must follow voting instructions given by their broker or custodian bank, which may provide for earlier deadlines for submitting voting instructions than those indicated above.

Annual General Meeting of Shareholders: agenda, reports on agenda items and draft resolutions proposed to be adopted.

Resolutions at the Annual General Meeting of Shareholders will be passed by the simple majority of the votes validly cast, irrespective of the number of Shares present or represented.

The Annual General Meeting of Shareholders is called to address and vote on the items of the agenda included in the Notice. The agenda for the Annual General Meeting of Shareholders, including reports on each item of the agenda and the draft resolution proposed to be adopted thereon, are included below:

1.       Consideration of the Company’s consolidated annual report for the year ended 31st December 2024, which includes (i) the consolidated management report containing the financial and non-financial information required by applicable law; (ii) the related management certifications on the Company’s consolidated financial statements as of and for the year ended 31st December 2024, and on the annual accounts as at 31st December 2024; and (iii) the external auditors’ reports on such consolidated financial statements and annual accounts.

The Company’s 2024 consolidated annual report includes the consolidated management report, prepared in accordance with the Luxembourg law of 10 August 1915 on commercial companies, as amended (the “Commercial Companies Law”), which contains the financial and non-financial information required to be disclosed by applicable law, including the corporate governance statement required by the Luxembourg law of 19 May 2006 implementing the Directive 2004/25/EC of the European Parliament and of the Council of 21 April 2004 on takeover bids, the non-financial statement required under article 1730-1 of the Commercial Companies Law and articles 68 and 68bis of the Luxembourg law of 19 December 2002 on the commercial and companies register and on the accounting records and annual accounts of undertakings, as well as the reporting requirements regarding environmentally sustainable economic activities required by Article 8 of Regulation (EU) 2020/852 of the European Parliament and of the Council on the establishment of a framework to facilitate sustainable investment, as supplemented by applicable Commission Delegated Regulation (EU Taxonomy). The Company’s 2024 consolidated annual report also contains the related management certifications on the Company’s consolidated financial statements as of and for the year ended 31st December 2024, and on the Company’s annual accounts as at 31st December 2024, and the external auditors’ reports on such consolidated financial statements, annual accounts and sustainability statement.

The Company’s 2024 consolidated annual report is available to shareholders and ADR holders as of the date of the Notice, as indicated in this Shareholder Meeting Brochure and Proxy Statement.

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Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved to acknowledge the Company’s consolidated annual report for the year ended 31st December 2024, which includes (i) the consolidated management report containing the financial and non-financial information required by applicable law; (ii) the related management certifications on the Company’s consolidated financial statements as of and for the year ended 31st December 2024, and on the annual accounts as at 31st December 2024; and (iii) the external auditors’ reports on such consolidated financial statements, annual accounts and sustainability statement.

2.       Approval of the Company’s consolidated financial statements as of and for the year ended 31st December 2024.

The Company’s consolidated financial statements as of and for the year ended 31st December 2024 (comprising the consolidated statement of financial position and the related consolidated statements of income, of cash flows and of changes in equity and the notes to such consolidated financial statements), are included in the Company’s 2024 consolidated annual report, copies of which are available to shareholders and ADR holders as of the date of the Notice, as indicated in this Shareholder Meeting Brochure and Proxy Statement.

Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved to approve the Company’s consolidated financial statements as of and for the year ended 31st December 2024”.

3.       Approval of the Company’s annual accounts as at 31st December 2024.

The Company’s annual accounts as at 31st December 2024 (comprising the balance sheet, the profit and loss account and the notes to such annual accounts) are included in the Company’s 2024 consolidated annual report, copies of which are available to shareholders and ADR holders as of the date of the Notice, as indicated in this Shareholder Meeting Brochure and Proxy Statement.

Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved to approve the Company’s annual accounts as at 31st December 2024”.

4.       Allocation of results and approval of dividend payment for the year ended 31st December 2024.

In accordance with applicable Luxembourg law and the Company’s articles of association, the Company is required to allocate 5% of its annual net income to a legal reserve, until this reserve equals 10% of the subscribed capital. As indicated in the Company’s annual accounts as at 31st December 2024, the Company’s legal reserve already amounts to 10% of its subscribed capital and, accordingly, the legal requirements in that respect are satisfied.

Dividends may be lawfully declared and paid out of net profits, retained earnings and distributable reserves and premiums, each as defined and calculated in accordance with Luxembourg law. The amount and payment of dividends must be approved by a majority vote at the annual general meeting of shareholders, generally, but not necessarily, based on the recommendation of the Company’s board of directors (the “Board of Directors”). Under Article 21 of the Company’s articles of association, the Board of Directors has the power to distribute interim dividends in accordance with applicable law; in particular, in accordance with the conditions set forth in Article 461-3 of the Luxembourg Company Law. Such dividend payments must be finally approved by the annual general meeting of shareholders.

The Board of Directors proposed at its meeting held on 19th February 2025, a dividend, payable in U.S. dollars, in the amount of US$0.83 per share (or US$1.66 per ADRS), which represents an aggregate sum of approximately US$0.9 billion (the “Annual Dividend”). The Annual Dividend is proposed to include the interim dividend of $0.27 per share ($0.54 per ADR) or approximately US$0.3 billion, paid on 20th November 2024 (the “Interim Dividend”), and, accordingly, if the Annual Dividend proposal is approved, the Company will make an additional dividend payment on 21st May 2025 in the amount of US$0.56 per share (or US$1.12 per ADR), or approximately US$0.6 billion (the “Dividend Balance”).

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The Company’s annual accounts as at 31st December 2024, show a profit for 2024, of approximately US$ 1,469.8 million. Considering the annual profit and the amount of the Company’s retained earnings, other distributable reserves and premiums, the Company has distributable amounts that exceed the Annual Dividend. It is proposed that the profit of the year ended 31st December 2024 be allocated to the Company’s retained earnings account, with both the Interim Dividend and the Dividend Balance being paid out of the Company’s retained earnings account.

Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved (i) to approve an Annual Dividend of US$0.83 per share (or US$1.66 per ADR), which represents an aggregate sum of approximately US$0.9 billion, it being understood that the Annual Dividend approved pursuant to this resolution includes the Interim Dividend of $0.27 per share ($0.54 per ADR) or approximately $0.3 billion, paid on 20th November 2024, out of the Company’s retained earnings account; (ii) to authorize the Board of Directors to determine or amend, in its discretion, the terms and conditions of the Dividend Balance so approved, including the applicable record date, (iii) to pay the Dividend Balance so approved, in the amount of US$0.56 per share (or US$1.12 per ADR), in U.S. dollars, representing approximately US$0.6 billion, on 21st May 2025, out of the Company’s retained earnings reserve; and (iv) that the profit of the year ended 31st December 2024, be allocated to the Company’s retained earnings account, with both the Interim Dividend and the Dividend Balance being paid out of the Company’s retained earnings account”.

5.       Discharge of the members of the Board of Directors for the exercise of their mandate throughout the year ended 31st December 2024.

In accordance with the Commercial Companies Law, following approval of the Company’s annual accounts as at 31st December 2024, the Annual General Meeting of Shareholders must vote as to whether those who were members of the Board of Directors throughout the year ended 31st December 2024, are discharged from any liability in connection with the management of the Company’s affairs during such year.

It is proposed that those who were members of the Board of Directors throughout the year ended 31st December 2024, be discharged from any liability in connection with the management of the Company’s affairs during such year.

Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved to discharge all those who were members of the Board of Directors throughout the year ended 31st December 2024, from any liability in connection with the management of the Company’s affairs during such year.”

6.       Election of the members of the Board of Directors.

Management of the Company is vested in the Board of Directors, which has the broadest power to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposal that are within its corporate purpose and not specifically reserved in the articles of association or by applicable law to the general shareholders’ meeting. The Company’s articles of association provide for a Board of Directors consisting of a minimum of three and a maximum of fifteen directors; however, for as long as the Company’s shares are listed on at least one regulated market, the minimum number of directors must be five. The current Board of Directors is composed of eleven directors.

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During 2024, the Board of Directors met six times and adopted two unanimous written resolutions. On 31st January 2003, the Board of Directors created an audit committee (the “Audit Committee”) pursuant to Article 11 of the Company’s articles of association, which operates under a charter which has been amended and restated by the Board of Directors on 8th October 2021. As permitted under applicable laws and regulations, the Board of Directors does not have any executive, nominating or compensation committee, or any committees exercising similar functions.

It is proposed that (i) the number of directors be maintained at eleven and (ii) all current directors be reappointed to the Board of Directors, each to hold office until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2025 annual accounts.

Set forth below is summary biographical information of each of the candidates to the Board of Directors:

Simon Ayat. Mr. Ayat is a member of the Board of Directors and of its Audit Committee. He served as Schlumberger’s executive vice president and chief financial officer from 2007 until early 2020 and as senior strategic advisor to the chief executive officer of Schlumberger until January 2022. Mr. Ayat has held several financial and operational positions in Schlumberger, where he commenced his career in 1982. He was based in Paris, Houston and Dallas, as well as in the Middle East and Far East regions, serving as group treasurer, controller, geomarket manager for Indonesia and drilling regional vice president for Asia Pacific. Mr. Ayat is also a member of the board of directors of Liberty Energy, a leading provider of hydraulic fracturing and wireline services to E&P companies in North America. He is a French and Lebanese citizen.

Roberto Bonatti. Mr. Bonatti is a member of the Board of Directors. He is a grandson of Agostino Rocca, founder of the Techint Group, a group of companies controlled by San Faustin S.A. (“San Faustin”). Throughout his career in the Techint Group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint Group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin, and from 2001 until 2020 he has served as its president. He is also a member of the board of directors of Ternium S.A. (“Ternium”). Mr. Bonatti is an Italian citizen.

Carlos Condorelli. Mr. Condorelli is a member of the Board of Directors. He served as the Company’s chief financial officer from October 2002 until September 2007. He is also a board member of Ternium. He has held several positions within Tenaris, including also the chief financial officer position in some of the principal Tenaris Group companies and member of the Audit Committee between 1st November 2017, and 2nd May 2018. He also served as president of the board of directors of Empresa Distribuidora La Plata S.A., an Argentine utilities company. Mr. Condorelli is an Argentine citizen.

Germán Curá. Mr. Curá is a member of the Board of Directors and also holds the position of vice chairman of the Board of Directors. He served as president of our operations in North America until 2nd May 2018, a position held since 2006. He was first employed by Siderca in 1988. Previously, he served as Siderca S.A.I.C,’s exports director, Tamsa S.A.’s exports director and commercial director, sales and marketing manager of our Middle East subsidiary, president of Algoma Tubes, president and chief executive officer of Maverick Tubulars and president and chief executive officer of Hydril Company, director of our Oilfield Services global business unit and Tenaris commercial director. He was also a member of the board of directors of API and of the American Iron and Steel Institute (AISI). Mr. Curá currently serves as board member of the Techouse Group, a Norwegian company delivering energy recovery and water treatment solutions to the offshore oil and gas industry. He is a marine engineer from the Instituto Tecnológico de Buenos Aires and holds an MBA from the Massachusetts Institute of Technology. Mr. Curá is a U.S. citizen.

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Molly Montgomery. Ms. Montgomery is a member of the Board of Directors. She has 20 years of experience advising senior executives and government officials on geopolitical and policy issues. She currently serves as a Public Policy Director at Meta Platforms, Inc. In her 15-year career in the U.S. government, her roles included serving in the White House as Special Advisor to the Vice President for Europe and Eurasia and as the Deputy Assistant Secretary of State for the EU and Western Europe. Ms. Montgomery was previously a senior vice president at Albright Stonebridge Group, where she advised Fortune 500 clients on geopolitical risk, regulatory issues, and market entry and exit. She currently serves as a member of the board of directors of the Center for European Policy Analysis and the Leadership Council for Women in National Security. She holds a BA in History and Political Science from Stanford University, an MPA in International Relations from Princeton University, and a life membership in the Council on Foreign Relations. Ms. Montgomery is a U.S. citizen.

Maria Novales-Flamarique. Ms. Novales-Flamarique is a member of the Board of Directors. She advises multinational institutions on a variety of strategic and transformational issues. Previously, she was country head for Generation Mexico, an NGO founded by McKinsey & Company that transforms education-to-employment systems to prepare, place, and support people into life-changing careers that would otherwise be inaccessible. She was also a partner at McKinsey & Company, leading more than 50 teams advising companies in Mexico, other Latin American countries, the United States and Europe. She began her career in asset management at Letko, Brosseau & Associates in Montreal, Canada, and worked as an investment banker at Citigroup Global Markets in New York City. She currently serves as an independent director at Scotiabank Mexico, where she is a member of the Audit and Talent committees. She also sits on advisory boards at several fintech, HRtech, insurtech start-ups and venture capital funds. She holds an MBA from London Business School, a B.A. from HEC Montreal and is a CFA Charterholder. Ms. Novales-Flamarique is a Canadian, Spanish, and U.S. citizen.

Gianfelice Mario Rocca. Mr. Rocca is a member of the Board of Directors. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustin, member of the board of directors of Ternium and president of the board of directors of Tenova S.p.A. Furthermore, in Italy he is president of the Giorgio Cini Foundation, member of the board of Fondazione Museo della Scienza e Tecnologia Leonardo da Vinci, and member of the board of Bocconi University and of the advisory board of Politecnico di Milano. At international level, he is member of the European and Global Advisory Board of Harvard Business School, member of the European Round Table of Industrialists, vice president of Aspen Institute and member of the board of Brembo N.V. Mr. Rocca is an Italian citizen.

Paolo Rocca. Mr. Rocca is the Chairman of the Board of Directors and has been our chief executive officer since 2002. He is a grandson of Agostino Rocca. He is also the chairman of the board of directors of Ternium and a director and President of San Faustin. He is a member of the executive committee of the World Steel Association. Mr. Rocca is an Italian citizen.

Jaime José Serra Puche. Mr. Serra Puche is a member of the Board of Directors and of its Audit Committee. He is the chairman of SAI Derecho & Economia, a Mexican consulting firm, and a member of the board of directors of Grupo Vitro, and chairman of the board of BBVA. Mr. Serra Puche served as Mexico’s Undersecretary of Revenue, Secretary of Trade and Industry, and Secretary of Finance. He led the negotiation and implementation of the North America Free Trade Agreement (NAFTA, now replaced by the USMCA). Mr. Serra Puche is a Mexican citizen.

Monica Tiuba. Ms. Tiuba is a member of the Board of Directors and chairperson of its Audit Committee. She is a Brazilian qualified lawyer and accountant with more than 20 years of professional experience in Brazil and Luxembourg. She started her career at Barbosa, Mussnich & Aragão law firm in Rio de Janeiro, Brazil, where she practiced corporate law, M&A and tax litigation. She worked in EY and PwC, in the Brazil and Luxembourg offices, advising multinational clients, private equity houses and family offices. She gained banking experience working as international senior wealth planner at Banque Edmond de Rothschild, in Luxembourg. She currently serves as member of the board of directors of Investing for Development SICAV, a Luxembourg social impact fund and of its Forest and Climate Change Fund and she was also a member of Freyr Battery’s board of directors and chairperson of the audit and risk committee. She holds a Master of Laws in International and Comparative Law at the Vrije Universiteit Brussel, a specialization in EU tax law from Leiden University and a Master of Laws in international taxation from Vienna University of Economics. Ms. Tiuba is a Brazilian and Luxembourgish citizen.

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Guillermo Vogel. Mr. Vogel is a member of the Board of Directors and also holds the position of vice chairman of the Board of Directors. He is a notable Mexican businessperson with an extensive career in various industries. He graduated from the Universidad Nacional Autónoma de México and also holds an MBA from the University of Texas at Austin. Mr. Vogel has held prominent positions in several companies, showcasing his expertise and leadership skills. He is the chairman of GCollado S.A.B. de C.V. His influence extends to multiple organizations, as he has served as president of Canacero, the Steel Chamber in Mexico, and as vice chairman of the American Iron and Steel Institute. Moreover, Mr. Vogel is actively involved in various other companies and institutions. He is a board member of Techint, S.A. de C.V., Alfa S.A.B. de C.V., Banco Santander (México) S.A., Innovare R&D, S.A., Europea Network Business Solutions S.A. de C.V., Club de Industriales, A.C., Consejo Coordinador Empresarial, and several other organizations. His roles also include contributions to the academic sector, as he is a member of the board of the Universidad Panamericana and IPADE, A.C. His international presence is marked by his membership in The Trilateral Commission and the International Board of The Manhattan School of Music. He also plays a key role in the US-Mexico CEO Dialogue as its chairman. Vogel's career reflects a blend of leadership in business and contributions to international relations and education. Mr. Vogel is a Mexican citizen.

Mr. Ayat, Ms. Novales-Flamarique, Ms. Montgomery, Mr. Serra Puche, and Ms. Tiuba qualify as independent directors for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1) and under the Company’s articles of association.

Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved to (i) maintain the number of members of the Board of Directors at eleven and (ii) re-appoint Mr. Simon Ayat, Mr. Roberto Bonatti, Mr. Carlos Condorelli, Mr. Germán Curá, Ms. Molly Montgomery, Ms. María Novales-Flamarique, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca, Mr. Jaime Serra Puche, Ms. Monica Tiuba and Mr. Guillermo Vogel to the Board of Directors”

7.       Approval of the compensation payable to the members of the Board of Directors for the year ending 31st December 2025.

Under the Shareholders Rights Law the Company is required to adopt a compensation policy applicable to the members of the Board of Directors and the chief executive officer (the “Compensation Policy”).

On 29th April 2020 the Board of Directors adopted the Compensation Policy, setting forth the principles and guidelines for purposes of determining the compensation payable to the members of the Board of Directors and the Company’s chief executive officer, which was submitted to an advisory non-binding vote, and was approved by majority vote, at the annual shareholders meeting held on 2nd June 2020. At its meeting held on 21st February 2024, the Board of Directors approved a revised Compensation Policy, which was also submitted to the advisory non-binding vote, and was approved by majority vote, at the annual shareholders meeting held on 30th April 2024.

The updated Compensation Policy is available to shareholders and ADR holders on the Company’s website at ir.tenaris.com/corporate-governance/annual-general-meeting.

In accordance with the Compensation Policy, it is proposed that each member of the Board of Directors receive an amount of US$115,000 as compensation for his/her services during the fiscal year 2025; and it is further proposed that each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of US$55,000 and that the chairperson of the Audit Committee receive, further, an additional fee of US$20,000.

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Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved to approve that, as compensation for his/her services during the fiscal year 2025, (i) each of the members of the Board of Directors receive an amount of US$115,000; (ii) each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of US$55,000; and (iii) the Chairperson of the Audit Committee receive, further, an additional fee of US$20,000.”

8.       Approval of the Company’s compensation report for the year ended 31st December 2024.

Under the Shareholders Rights Law the Company is also required to prepare an annual compensation report, providing a comprehensive overview of the remuneration, including all benefits in whatever form, awarded or due during the most recent financial year to each member of the Board of Directors and to the Company’s chief executive officer (the “Compensation Report”).

The Board of Directors approved, at its meeting held on 19th February 2025, the 2024 Compensation Report, setting forth the compensation paid or payable by the Company, or any of its subsidiaries, to the members of the Board of Directors and to the Company’s chief executive officer for the performance of their duties during the year ended 31st December 2024. The 2024 Compensation Report, which must be read in conjunction with the Compensation Policy, is available to shareholders and ADR holders as of the date of the Notice, as indicated in this Shareholder Meeting Brochure and Proxy Statement.

In accordance with the Shareholders Rights Law, the Company submits the 2024 Compensation Report to the advisory non-binding vote of the Annual General Meeting of Shareholders.

Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved to approve the 2024 Compensation Report of the Company, which sets forth the compensation paid or payable to the members of the Board of Directors and to the Company’s chief executive officer, for the performance of their duties during the year ended 31st December 2024.”

9.       Appointment of the Company’s statutory auditors for the fiscal year ending 31st December 2025, and approval of their fees.

Pursuant to its charter, the Audit Committee is responsible for considering and making recommendations to the Board of Directors, to be put to shareholders for approval at the annual general meeting of shareholders, regarding the appointment, re-appointment or removal of the Company’s external auditors. In addition, the Audit Committee is responsible for reviewing the appropriateness and provision of permitted non-audit services and to review and approve any fees (whether for audit, audit-related and non-audit services) payable to the Company’s external auditors.

In the performance of its function, the Company conducted a competitive tender process in accordance with applicable EU and Luxembourg regulation (including Directive 2014/56/EU of the European Parliament and of the Council, Regulation (EU) No. 537/2014 of the European Parliament and of the Council, the Luxembourg’s Law of 23 July 2016 concerning the audit profession) and CSSF-related guidance, for the selection of an audit firm to provide services in connection with the statutory audit of the Company’s annual consolidated financial statements and annual accounts for the year ending 31st December 2025, in accordance with the International Standards on Auditing (ISA), as adopted for Luxembourg by the CSSF; the limited review of the interim consolidated financial statements; the review of the annual and half-year reports prepared under applicable Luxembourg law; and the review of the interim accounts prepared in connection with the distribution of interim dividends (the “Statutory Auditor”).

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Following completion of the tender process, on 25th March 2025, the Audit Committee approved the appointment of Forvis Mazars, Cabinet de révision agréé (“Forvis Mazars”), as Statutory Auditor for the fiscal year ending 31st December 2025, and recommended to the Board of Directors that the appointment of Forvis Mazars be submitted for approval at this Annual General Shareholders Meeting. On 1st April 2025, the Board of Directors, based on the Audit Committee’s resolutions, recommended this Annual General Shareholders Meeting to appoint Forvis Mazars as the Statutory Auditor for the fiscal year ending 31st December 2025.

In addition, at its 25th March 2025 meeting, the Audit Committee reviewed and approved Forvis Mazars’ fee proposal relating to audit and audit-related services to be rendered during the fiscal year ending 31st December 2025, broken-down into five reference currencies (Brazilian Reais, Canadian Dollars, Euro, Mexican Pesos and U.S. Dollars) up to a maximum amount for each currency equal to BRL74,100, CAD31,000, EUR942,564, MXN2,160,000 and USD271,630, authorizing management to, within the maximum amount approved for each reference currency, reallocate such amounts to any audit or audit-related services, provided that such reallocation is subsequently reported to the Audit Committee on a timely basis and that no reallocation is made for fees originally allocated to audit or audit-related services of subsidiaries of the Company that are transferred to third parties, liquidated or dissolved. Such fees will cover the statutory audit of the Company’s consolidated financial statements and annual accounts and other related-audit services to be rendered by Forvis Mazars during 2025. For information purposes, the aggregate amount of fees for all services to be rendered by Forvis Mazars during the fiscal year ending 31st December 2025, is equivalent to approximately USD1,397,500 (based, for fees in BRL, CAD, EUR and MXN, on the exchange rate between the U.S. Dollar and each applicable reference currency as of 4th March 2025). The Audit Committee resolved to request the Board of Directors to submit the described fees, for final approval by the Meeting.

Accordingly, it is proposed that the Meeting approve the appointment of Forvis Mazars as Statutory Auditor for the fiscal year ending 31st December 2025, to be engaged until the annual general meeting of shareholders that will be convened to decide on the Company’s 2025 annual accounts, and that the Meeting approve Forvis Mazars’ fees and authorize the Audit Committee to approve any increase or reallocation of the external auditors’ fees as may be necessary, appropriate or desirable under the circumstances.

Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved to (i) appoint Forvis Mazars, Cabinet de révision agréé, as the Company’s statutory auditor for the fiscal year ending 31st December 2025, to be engaged until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2025 annual accounts; (ii) approve the statutory auditors’ fees for audit and audit-related services to be rendered during the fiscal year ending 31st December 2025, broken down into five reference currencies (Brazilian Reais, Canadian Dollars, Euro, Mexican Pesos and U.S. Dollars) up to a maximum amount for each currency equal to BRL74,100, CAD31,000, EUR942,564, MXN2,160,000 and USD271,630, and (iii) authorize the Audit Committee to approve any increase or reallocation of the statutory auditors’ fees as may be necessary, appropriate or desirable under the circumstances.”

10.       Authorization to the Company, or any subsidiary, to purchase, acquire or receive securities of the Company, in accordance with Article 49-2 of the Luxembourg law of 10 August 1915 and with applicable laws and regulations.

The Commercial Companies Law provides that any Luxembourg commercial company may acquire its own shares, either directly or through a person acting on the company’s behalf, subject to, among other conditions, prior authorization granted by the general meeting of shareholders of such company, which shall approve the terms and conditions of the proposed acquisitions, including the maximum number of shares to be acquired, the duration of the period for which the authorization is given (such maximum period being, as of to date, 5 years) and, in case of acquisitions for value, the maximum and minimum consideration.

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It is proposed that this Annual General Meeting of Shareholders renew the authorization to the Company and to the Company’s subsidiaries to acquire, from time to time, shares, including shares represented by American Depositary Receipts (“ADRs” and, collectively, “Securities”) granted by the Annual General Meeting of Shareholders held on 2nd June 2020, on the following terms and conditions:

1.       Purchases, acquisitions or receptions of Securities may be made in one or more transactions as the Board of Directors or the board of directors or other governing bodies of the relevant entity, as applicable, considers advisable.

2.       The maximum number of Securities acquired pursuant to this authorization may not exceed 10% of the Company’s issued and outstanding shares or, in the case of acquisitions made through a stock exchange in which the Securities are traded, such lower amount as may not be exceeded pursuant to any applicable laws or regulations of such market. The number of Securities acquired as a block may amount to the maximum permitted amount of purchases.

3.       The purchase price per share to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the Securities in the stock exchange through which the Securities are acquired, during the five trading days in which transactions in the Securities were recorded in such stock exchange preceding (but excluding) the day on which the Securities are acquired. For over-the-counter or off-market transactions, the purchase price per ADR to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the ADRs in the New York Stock Exchange during the five trading days in which transactions in ADRs were recorded in the New York Stock Exchange preceding (but excluding) the day on which the ADRs are acquired; and, in the case of acquisition of Securities, other than in the form of ADRs, such maximum and minimum per Security purchase prices shall be equal to the prices that would have applied in case of an ADR purchase pursuant to the formula above divided by the number of underlying Shares represented by an ADR at the time of the relevant purchase. Compliance with maximum and minimum purchase price requirements in any and all acquisitions made pursuant to this authorization (including, without limitation, acquisitions carried out through the use of derivative financial instruments or option strategies) shall be determined on and as of the date on which the relevant transaction is entered into, irrespective of the date on which the transaction is to be settled.

4.       The above maximum and minimum purchase prices shall, in the event of a change in the par value of the shares, a capital increase by means of a capitalization of reserves, a distribution of shares under compensation or similar programs, a stock split or reverse stock split, a distribution of reserves or any other assets, the redemption of capital, or any other transaction impacting on the Company’s equity be adapted automatically, so that the impact of any such transaction on the value of the shares shall be reflected.

5.       The acquisitions of Securities may not have the effect of reducing the Company’s net assets below the sum of the Company’s capital stock plus its undistributable reserves.

6.       Only fully paid-up Securities may be acquired pursuant to this authorization.

7.       The acquisitions of Securities may be carried out for any purpose, as may be permitted under applicable laws and regulations, including without limitation to reduce the share capital of the Company, to offer such shares to third parties in the context of corporate mergers or acquisitions of other entities or participating interests therein, for distribution to the Company’s or the Company’s subsidiaries’ directors, officers or employees or to meet obligations arising from convertible debt instruments.

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8.       The acquisitions of Securities may be carried out by any and all means, as may be permitted under applicable laws and regulations, including through any stock exchange in which the Company’s Securities are traded, through public offers to all shareholders of the Company to buy Securities, through the use of derivative financial instruments or option strategies, or in over the counter or off-market transactions or in any other manner.

9.       The acquisitions of Securities may be carried out at any time, during the duration of the authorization, including during a tender offer period, as may be permitted under applicable laws and regulations.

10.       The authorization granted to acquire Securities shall be valid for such maximum period as may be provided for under applicable Luxembourg law as in effect from time to time (such maximum period being, as of to date, 5 years).

11.       The acquisitions of Securities shall be made at such times and on such other terms and conditions as may be determined by the Board of Directors or the board of directors or other governing bodies of the relevant entity, provided that, any such purchase shall comply with Article 49-2 et.seq. of the Commercial Companies Law and, in the case of acquisitions of Securities made through a stock exchange in which the Securities are traded, with any applicable laws and regulations of such market.

It is also proposed that this Annual General Meeting further grant all powers to the Board of Directors and to the board of directors or other governing bodies of the Company’s subsidiaries, in each case with powers to delegate in accordance with applicable laws, the Company’s articles of association or the articles of association of other applicable organizational documents of the relevant Company’s subsidiary, to decide on and implement this authorization, to define, if necessary, the terms and procedures for carrying out any purchase, acquisition or reception of Securities, and, in particular, to place any stock exchange orders, conclude any agreements, including for keeping registers of purchases and sales of Securities, make any declarations to the applicable regulatory authorities, carry out all formalities and, generally, do all such other acts and things as may be necessary, appropriate or desirable for the purposes aforesaid. It is further recommended that Board of Directors be expressly authorized to delegate to its Chairman, with the latter having the option to sub-delegate to any other person(s), the performance of the actions entrusted to the Board of Directors, pursuant to, or in connection with, this authorization.

Draft resolution proposed to be adopted: “the Annual General Meeting resolved to (i) renew the authorization to the Company and to the Company’s subsidiaries to purchase, acquire or receive shares, including shares represented by ADRs (“Securities”), on the terms and conditions set forth in the minutes of this Annual General Meeting; (ii) grant all powers to the Board of Directors and to the board of directors or other governing bodies of the Company’s subsidiaries, in each case with powers to delegate in accordance with applicable laws, the Company’s articles of association or the articles of association of other applicable organizational documents of the relevant Company’s subsidiary, to decide on and implement this authorization, to define, if necessary, the terms and procedures for carrying out any purchase, acquisition or reception of Securities, and, in particular, to place any stock exchange orders, conclude any agreements, including for keeping registers of purchases and sales of Securities, make any declarations to the applicable regulatory authorities, carry out all formalities and, generally, do all such other acts and things as may be necessary, appropriate or desirable for the purposes aforesaid; and (iii) authorize the Board of Directors to delegate to its Chairman, with the latter having the option to sub-delegate to any other person(s), the performance of the actions entrusted to the Board of Directors, pursuant to, or in connection with, this authorization”.

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11.       Authorization to the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders, by such electronic means as is permitted by any applicable laws or regulations.

In order to expedite shareholder communications and ensure their timely delivery, it is advisable that the Board of Directors be authorized to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders (either in the form of a separate annual report containing financial statements of the Company and its consolidated subsidiaries or in the form of an annual report on Form 20-F or similar document, as filed with the securities authorities or stock markets) by such electronic means as are permitted or required by any applicable laws or regulations (including any interpretations thereof), including, without limitation, by posting such communication on the Company’s website, or by sending electronic communications (e-mails) with attachment(s) in a widely used format or with a hyperlink to the applicable filing by the Company on the website of the above referred authorities or stock markets, or by any other existing or future electronic means of communication as is or may be permitted by any applicable laws or regulations.

Through this resolution, the Company seeks authorization under Article 16 of the Transparency Law, to give, send or supply information (including any notice or other document) that is required or authorized to be given, sent or supplied to a shareholder by the Company whether required under the articles of association or by any applicable law or any other rules or regulations to which the Company may be subject, by making such information (including any notice or other document) available on the Company’s website or through other electronic means.

Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved to authorize the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders (either in the form of a separate annual report containing financial statements of the Company and its consolidated subsidiaries or in the form of an annual report on Form 20-F or similar document, as filed with the securities authorities or stock markets) by such electronic means as are permitted or required by any applicable laws or regulations (including any interpretations thereof), including, without limitation, by posting such communication on the Company’s website, or by sending electronic communications (e-mails) with attachment(s) in a widely used format or with a hyperlink to the applicable filing by the Company on the website of the above referred authorities or stock markets, or by any other existing or future electronic means of communication as is or may be permitted by any applicable laws or regulations.”

Extraordinary General Meeting of Shareholders: agenda, reports on agenda items and draft resolutions proposed to be adopted

The Extraordinary General Meeting of Shareholders may not validly deliberate on the proposed amendment of the Company’s articles of association unless at least half of the issued share capital is represented, unless otherwise provided for by applicable law. If the required quorum is not reached at the first Extraordinary General Meeting of Shareholders, a second Extraordinary General Meeting of Shareholders may be convened in accordance with the Company’s articles of association and applicable law and such second Extraordinary General Meeting of Shareholders shall validly deliberate regardless of the number of shares represented. Resolutions at the Extraordinary General Meeting of Shareholders shall be adopted by a two-third majority of the votes validly cast, unless otherwise provided for by applicable law.

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The Extraordinary General Meeting of Shareholders is called to address and vote on the items of the agenda included in the Notice. The agenda for the Extraordinary General Meeting of Shareholders, including the reports on the items of the agenda and the draft resolutions proposed to be adopted thereon are included below:

1.	Approval of (a) the cancellation of 90,762,598 ordinary shares held in treasury, acquired by the Company throughout (i) the second, third and fourth tranches of the share buyback program, which ran from 6th November 2023 to 2nd August 2024, and (ii) the follow-on share buyback program, which ran from 11th November 2024 to 4th March 2025, and (b) the consequential reduction of the issued share capital of the Company by an amount of US$90,762,598 so as to bring it from its current amount of US$1,162,757,528 to US$1,071,994,930 represented by 1,071,994,930 ordinary shares with a nominal value of US$1.00 per share.

On 1st November 2023, the Board of Directors approved the first share buyback program of up to $1.2 billion with the intention to cancel the shares acquired through the program. The share buyback program was carried out under the authority granted by the annual general meeting of shareholders held on 2nd June 2020, to repurchase up to a maximum of 10% of the Company’s shares. For purposes of carrying out each tranche of this share buyback program, the Company entered into non-discretionary buyback agreements with primary financial institutions, which made trading decisions concerning the timing of the purchases of the Company’s shares independently of and uninfluenced by the Company and acted in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

The first share buyback program was divided into four tranches and ran from 6th November 2023, to (and including) 2nd August 2024. During this share buyback program, the Company repurchased 71,679,768 ordinary shares, representing 6.07% of the Company’s issued share capital at the beginning of the program, for a total consideration of $1.2 billion. The extraordinary meeting of shareholders held on 30th April 2024, approved the cancellation of 17,779,302 ordinary shares acquired by the Company throughout the first tranche of the first share buyback program and the corresponding reduction of the Company’s issued share capital. The 53,900,466 shares repurchased under the second, third and fourth tranches of the first share buyback program are held in treasury and are proposed to be cancelled at this Extraordinary General Meeting of Shareholders.

On 6th November 2024, the Board of Directors approved a follow-on share buyback program of up to $700 million (excluding incidental transaction fees), subject to a maximum of 46,373,915 ordinary shares, representing the remaining 3.93% of the Company’s issued share capital (measured as of the launch of the first share buyback program), to complete the maximum of 10% of the share capital that may be repurchased by the Company, with the intention to cancel the acquired shares. This second share buyback program was also carried out under the authority granted by the annual general meeting of shareholders held on 2nd June 2020, to repurchase up to a maximum of 10% of the Company’s shares. For purposes of carrying out the second share buyback program, the Company entered into non-discretionary buyback agreement with a primary financial institution, which make trading decisions concerning the timing of the purchases of the Company’s shares independently of and uninfluenced by the Company and act in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

The second share buyback program ran from 11th November 2024, to (and including) 4th March 2025. During this share buyback program, the Company repurchased 36,862,132 ordinary shares, representing 3.12% of the Company’s issued share capital as measured at the beginning of the first program, for a total consideration of approximately $700 million. Shares repurchased under the second share buyback program are held in treasury and are proposed to be cancelled at this Extraordinary General Meeting of Shareholders.

Accordingly, it is proposed that the Extraordinary General Meeting of Shareholders approve the cancellation of 90,762,598 ordinary shares repurchased by the Company during the second, third and fourth tranches of the first share buyback program and during the second share buyback program, which are currently held in treasury. It is also proposed that the Extraordinary General Meeting of Shareholders approve the consequential reduction of the Company’s issued share capital and consequential amendment of the Company’s articles of association.

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Draft resolution proposed to be adopted: “the Extraordinary General Meeting of Shareholders resolved to (a) approve the cancellation of 90,762,598 ordinary shares held in treasury, acquired by the Company throughout (i) the second, third and fourth tranches of the share buyback program, which ran from 6th November 2023 to 2nd August 2024, and; (ii) the follow-on share buyback program, which ran from 11th November 2024 to 4th March 2025, and (b) approve the consequential reduction of the issued share capital of the Company by an amount of US$90,762,598, so as to bring it from its current amount of US$1,162,757,528 to US$1,071,994,930, represented by 1,071,994,930 ordinary shares with a nominal value of US$1.00 per share”.

2.	Decision on the renewal of the authorized share capital of the Company and related authorizations and waivers by:

a.	the renewal of the validity period of the Company’s authorized share capital for a period starting on the date of the Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the Recueil électronique des sociétés et associations (RESA) of the deed recording the minutes of such meeting;

b.	the renewal of the authorization to the board of directors, or any delegate (s) duly appointed by the board of directors, for a period starting on the date of the Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the RESA of the deed recording the minutes of such meeting, from time to time to issue shares within the limits of the authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the board of directors or its delegate (s) may in its or their discretion resolve;

c.	the renewal of the authorization to the board of directors, for a period starting on the date of the Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the RESA of the deed recording the minutes of such meeting, to waive, suppress or limit any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital; waiver of any pre-emptive subscription rights provided for by law and related procedures;

d.	the decision that any issuance of shares for cash within the limits of the authorized share capital shall be subject by provision of the Company’s articles of association to the pre-emptive subscription rights of the then existing shareholders, except in the following cases (in which cases no pre-emptive rights shall apply):

i.	any issuance of shares (including, without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares) against a contribution other than in cash; and

ii.	any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries, or its affiliates (collectively, the “Beneficiaries”), including without limitation the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the Board of Directors shall be authorized to issue upon such terms and conditions as it deems fit); and

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e.	the acknowledgement and approval of the report of the Board of Directors in relation with the authorized share capital and the proposed authorizations to the Board of Directors with respect to any issuance of shares within the authorized share capital while suppressing any pre-emptive subscription rights of existing shareholders under law and related waiver.

Pursuant to the Company’s articles of association, the Board of Directors is authorized for a period of five years to issue shares within the limits of the authorized share capital without shareholder approval, and any such issuances of shares may be made without reserving preferential subscription rights to the Company’s existing shareholders in certain cases (i.e., shares issued for consideration other than cash, shares issued as compensation to directors, officers, agents, or employees of the Company, its subsidiaries or affiliates, and shares issued to satisfy conversion or option rights created to provide compensation to directors, officers, agents or employees of the Company, its subsidiaries or affiliates).

It is proposed that this Extraordinary General Meeting of Shareholders renew the authorization granted by the Extraordinary General Meeting of Shareholders held on 2nd June 2020, to issue shares within the limits of the authorized share capital without shareholder approval for an additional five-year period on the same terms and conditions and grant the related authorizations and waivers as set forth in the agenda.

The Board of Directors is of the opinion that the successful implementation and development of the Company and its group’s long term strategy will depend, among other factors, on their ability to grow through acquisitions or other investments on the best possible terms, and that the existence of the preferential subscription rights provided for by Luxembourg law for the benefit of existing shareholders would significantly reduce the flexibility of the Company to finance its operations and potential growth through issuances of shares; in addition, the preferential subscription rights procedure contemplated by Luxembourg law would, in some cases, risk delaying increases in share capital and issuances of new Shares at times when timing may be of the essence.

Accordingly, the Board of Directors believes it to be in the Company’s best interest that the Board of Directors be authorized to negotiate and conclude acquisitions, investments, joint ventures and other transactions using shares or rights to shares of the Company’s capital as consideration. Similarly, the Board of Directors believes that the interest of the Company requires that maximum flexibility be granted so that the Company be able to react quickly and without delay to any suitable acquisition, investment, joint venture or other strategic proposals or projects and/or to secure financing in connection thereto by issuing or offering to issue shares within the limits of the proposed authorization.

The Board of Directors also believes that the interest of the Company requires that the Board of Directors be authorized to issue such shares or rights thereto either at or below market price, and including by way of incorporation of reserves, as it may be necessary or convenient in light of the facts and circumstances of the transaction in question or its strategic significance.

The Board of Directors further believes that, for the Company and its group to maximize its ability to attract and retain valuable directors, managers, officers, agent or employees, it is its best interest that the Company retain the flexibility to offer to such persons shares or conversion, option or similar plans or incentive programs permitting the subscription of shares in the Company either at or below market price. Such plans and programs, by serving the purpose of facilitating the recruitment or retention of key employees and executives, would enable the Company and its group to secure business opportunities, further strengthen and develop its market position and continue the implementation of the Company’s long-term strategy.

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Accordingly, the Board of Directors believes that issuances of shares as compensation to, or to satisfy conversion or option rights created to provide compensation to directors, officers, agents or employees of the Company, its subsidiaries or its affiliated companies should be made by the Board of Directors upon such terms and conditions as it deems fit and without reserving pre-emptive subscription rights to existing shareholders; provided, however, that any such issuances shall be limited to 1.5% of the Company’s issued share capital from time to time.

The report of the Board of Directors with respect to the proposed waiver of, suppression of, and authorization to suppress or limit, pre-emptive subscription rights by the existing shareholders of the Company is available to shareholders and ADR holders as of the date of the Notice.

Draft resolution proposed to be adopted: “The Extraordinary General Meeting of Shareholders resolved to renew the validity period of the Company’s authorized share capital for a period starting on the date of this Meeting and ending on the fifth anniversary of the date of the publication in the Recueil électronique des sociétés et associations (RESA) of the deed recording the minutes of this Meeting.

The Extraordinary General Meeting of Shareholders resolved to renew the authorization to the Board of Directors, or any delegate(s) duly appointed by the Board of Directors, for a period starting on the date of this Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the RESA of the deed recording the minutes of this Extraordinary General Meeting of Shareholders, from time to time to issue shares within the limits of the authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the Board of Directors or its delegate(s) may in its or their discretion resolve.

The Extraordinary General Meeting of Shareholders resolved to renew the authorization to the Board of Directors, for a period starting on the date of this Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the RESA of the deed recording the minutes of this Extraordinary General Meeting of Shareholders, to waive, suppress or limit any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital and further resolved to waive any pre-emptive subscription rights provided for by law and related procedures.

The Extraordinary General Meeting of Shareholders resolved that any issuance of shares for cash within the limits of the authorized share capital shall be subject by provision of the Company’s articles of association to the pre-emptive subscription rights of the then existing shareholders, except in the following cases (in which cases no pre-emptive rights shall apply):

i.	any issuance of shares (including, without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares) against a contribution other than in cash; and

ii.	any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries, or its affiliates (collectively, the “Beneficiaries”), including without limitation the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the Board of Directors shall be authorized to issue upon such terms and conditions as it deems fit).

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The Extraordinary General Meeting of Shareholders further acknowledged and resolved to approve the report of the Board of Directors dated 1st April 2025, in relation with the authorized share capital and the proposed authorizations to the Board of Directors with respect to any issuance of shares within the authorized share capital while suppressing any pre-emptive subscription rights of existing shareholders under law and related waiver. Such report of the Board of Directors remains annexed to the present deed to be registered therewith.

3.	The amendment of article 5 “Share Capital” of the Company’s articles of association to reflect the resolutions on items 1 and 2 of the agenda.

The Extraordinary General Meeting of Shareholders is requested to approve the consequential amendment of article 5 “Share Capital” of the Company’s articles of association to reflect the resolutions on items 1 and 2 of the agenda.

Draft resolution proposed to be adopted: “The Extraordinary General Meeting of Shareholders resolved to approve the amendment of article 5 “Share Capital” of the Company’s articles of association, which shall read as follows:

«Article 5. Share capital. The share capital of the Company is set at one billion seventy one million nine hundred and ninety four thousand nine hundred and thirty US dollars (USD 1,071,994,930), represented by one billion seventy one million nine hundred and ninety four thousand nine hundred and thirty (1,071,994,930) shares with a par value of one US dollar (USD 1) per share.

The authorized capital of the Company shall be two billion five hundred million US dollars (USD 2,500,000,000.-), including the issued share capital, represented by two billion five hundred million (2,500,000,000) shares with a par value of one US dollar (USD 1.) per share.

The board of directors, or any delegate(s) duly appointed by the board of directors, may from time to time, for a period starting on the date of the Extraordinary General Meeting of Shareholders held on 6th May 2025 and ending on the fifth anniversary of the date of the publication in the Recueil électronique des sociétés et associations (RESA) of the deed recording the minutes of such Extraordinary General Meeting of Shareholders, issue shares within the limits of the authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the board of directors, or its delegate(s), may in its or their discretion resolve.

The Extraordinary General Meeting of Shareholders held on 6th May 2025 has authorized the board of directors, for a period starting on the date of such Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the RESA of the deed recording the minutes of such Extraordinary General Meeting of Shareholders, to waive, suppress or limit any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital, and has waived any pre-emptive subscription rights provided for by law and related procedures.

Notwithstanding the waiver of any preemptive subscription rights provided for by law and related procedures, by provision of the present Articles of Association, any issuance of shares for cash within the limits of the authorized share capital shall be subject to the pre-emptive subscription rights of the then existing shareholders, except in the following cases (in which cases no pre-emptive subscription rights shall apply):

(i)       any issuance of shares (including, without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares) against a contribution other than in cash; and

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(ii)       any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries, or its affiliates (collectively, the “Beneficiaries”), including, without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares, issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit).

Any issuance of shares within the authorized share capital must be recorded by notarial deed and this Article 5 must be amended accordingly.

Each share entitles the holder thereof to cast one vote at any shareholders’ meeting, subject to applicable law.

The board of directors may authorize the issuance of bonds which may be but are not required to be, convertible into registered shares, in such denominations and payable in such monies as it shall determine in its discretion. The board of directors shall determine the type, price, interest rates, terms of issuance and repayment and any other conditions for such issues. A register of registered bonds shall be held by the Company.”

* * * * *

In accordance with the Shareholders’ Rights Law, shareholders holding, individually or collectively, at least five per cent (5%) of the issued Shares will have the right to (a) include items on the agenda for the next Annual General Meeting of Shareholders, that will be convened to decide on the Company’s 2025 annual accounts; and (b) propose draft resolutions for the items included or to be included on the agenda for the next Annual General Meeting of Shareholders, that will be convened to decide on the Company’s 2025 annual accounts. To exercise such rights, shareholders holding, individually or collectively, at least five per cent (5%) of the issued Shares, must submit a written request to the Company not later than twenty-two days prior to the 2026 annual general meeting of shareholders, satisfying the requirements of the Shareholders’ Rights Law.

Cecilia Bilesio

Secretary of the Board of Directors

4th April 2025.

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